Columbia Sportswear Company

January 24, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 03-08

Washington, D.C. 20549

Attention: Joshua Thomas

Re:	Columbia Sportswear Company

File No. 0-23939

Form 10-K for the year ended December 31, 2006

Dear Mr. Thomas:

This letter is in response to your letter dated January 22, 2008 to our response letter dated January 7, 2008. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Note 3-Acquisitions, page 51

1.	We note in your response to prior comment one of our letter dated December 19, 2007 that you believe the acquisition of Pacific Trail, Inc. meets the definition of a business combination in accordance with SFAS 141. Please explain why the purchase allocation was limited to trademarks and goodwill when it appears you acquired other assets according to your response. In addition, tell us why the notes to the financial statements presented in your FY 06 and Forms 10-Q and 10K did not include the information required by paragraphs 51c, 51e, 54 and 58 (Forms 10Q) of SFAS 141 related to this acquisition.

We supplementally advise the Staff that on March 31, 2006 we acquired a group of trademarks, licensing arrangements, certain employees, and the Fall 2006 order book for $20.4 million in the Pacific Trail business combination. We allocated the purchase price to the assets acquired as follows:

•	Trademarks - $14.8 million

•	Goodwill - $3.9 million

•	Dockers’ brand license arrangement - $1.7 million

Goodwill included approximately $50,000 in assembled work force. On March 31, 2006, we sold the acquired Dockers’ brand licenses for $1.7 million. The purchase price did not include an allocation to the Fall 2006 order book or licensing arrangements, other than the Dockers’ brand license arrangement, because we believed their fair values were nominal.

In future filings we will disclose that the Pacific Trail acquisition included a group of trademarks, licensing arrangements, and the Fall 2006 order book, and therefore constituted a business combination in accordance with SFAS 141. In addition, we will disclose that the acquisition was accounted for under the purchase method of accounting and that the results of operations have been recorded in the Company’s consolidated financial statements since March 31, 2006. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired. The effect of this acquisition was not material to the Company’s results of operations (as presented in the response to comment No. 2 below); therefore, pro forma financial information has not been disclosed in our consolidated financial statements.

2.	We note that you did not file financial statements for Montrail or Pacific Trail on Form 8-K. Provide the test of significance for the acquisitions of Montrail and Pacific Trail, and also provide all supporting calculations and assumptions.

We supplementally advise the Staff that we have provided the significance tests that we performed for the Montrail and Pacific Trail acquisitions as follows:

Columbia Sportswear Company

Acquisition of Montrail

Significance Test for Acquisitions Worksheet

12/31/05
(in thousands)
1. Investment Test/Purchase Price Test
Purchase price of 100% interest in Montrail	20,833
Consolidated total assets of Columbia Sportswear as of 12/31/05	967,640

Purchase price as a percent of total assets of Columbia Sportswear	2.15%

Since the purchase price does not exceed 20% of consolidated assets per Regulation S-X Rule 1-02(w), as applied under Rule 3-05, the acquisition is not significant under the investment/purchase price test.

2. Asset Test
Assets of Montrail as of 12/31/05	7,891
Consolidated total assets of Columbia Sportswear as of 12/31/05	967,640

Assets of Montrail as a percent of total assets of Columbia Sportswear	0.82%

Since the equity in the assets to be purchased does not exceed 20% of consolidated assets per Regulation S-X Rule 1-02(w), as applied under Rule 3-05, the purchase is not significant under the asset test.

3. Pretax Income Test
Pretax loss from continuing operations of Montrail for the year ended 12/31/05	(552)
Consolidated pretax income from continuing operations of Columbia Sportswear for the year ended 12/31/05	190,855

Pretax loss of Montrail as a percent of total pretax income of Columbia Sportswear	0.29%

Since the income (loss) applicable to the interest to be acquired does not exceed 20% of consolidated pre-tax income per Regulation S-X Rule 1-02(w), as applied under Rule 3-05, the acquisition would not be significant under the pretax income test.

Columbia Sportswear Company

Acquisition of Pacific Trail

Significance Test for Acquisitions Worksheet

12/31/05
(in thousands)
1. Investment Test/Purchase Price Test
Purchase price of 100% interest in Pacific Trail	20,400
Consolidated total assets of Columbia Sportswear as of 12/31/05	967,640

Purchase price as a percent of total assets of Columbia Sportswear	2.11%

Since the purchase price does not exceed 20% of consolidated assets per Regulation S-X Rule 1-02(w), as applied under Rule 3-05, the acquisition is not significant under the investment/purchase price test.

2. Asset Test
Assets of Pacific Trail as of 12/31/05	- 0 -
Consolidated total assets of Columbia Sportswear as of 12/31/05	967,640

Assets of Pacific Trail as a percent of total assets of Columbia Sportswear	0.00%

Since the equity in the assets to be purchased does not exceed 20% of consolidated assets per Regulation S-X Rule 1-02(w), as applied under Rule 3-05, the purchase is not significant under the asset test.

3. Pretax Income Test
Pretax income from continuing operations of Pacific Trail for the year ended 2/28/06 (1)	3,298
Consolidated pretax income from continuing operations of Columbia Sportswear for the year ended 12/31/05	190,855

Pretax income of Pacific Trail as a percent of total pretax income of Columbia Sportswear	1.70%

Since the income applicable to the interest to be acquired does not exceed 20% of consolidated pre-tax income per Regulation S-X Rule 1-02(w), as applied under Rule 3-05, the acquisition would not be significant under the pretax income test.

(1)	Unaudited amount derived from Confidential Information Memorandum, dated March 21, 2006, by applying 34% gross margin and 28.4% of revenue for selling, general & administrative expense to $58.9 million revenue earned for the year ended 2/28/06.

3.	We note your response to prior comment three regarding your reference to a third-party valuation. We supplementally advise you that if you intend to incorporate the existing Form 10-K by reference to future registration statements, you will be required to identify the valuation firms in the filings and provide the consents of each named firm.

We acknowledge the Staff’s point regarding future registration statements and the requirement to obtain consents and to identity the valuation firms in filings, when applicable.

If you have any further comments or questions regarding this letter, please contact me at (503) 985-4551.

Sincerely,

/s/ BRYAN L. TIMM
Bryan L. Timm
Vice President and Chief Financial Officer
Columbia Sportswear Company

cc:	Timothy P. Boyle
Edward S. George
Peter J. Bragdon
John R. Thomas

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